As filed with the Securities and Exchange Commission on July 12, 2019	Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

WANDA SPORTS GROUP COMPANY LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

World Endurance Holdings, Inc.

3407 W. Dr. Martin Luther king, Jr. Blvd., Suite 100

Tampa, Florida 33607

+1 (813) 868-5940

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Bergman, Esq.	Francis Fitzherbert-Brockholes, Esq.
Xiaoyu Greg Liu, Esq.	White & Case LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP	5 Old Broad Street
Unit 5201, Fortune Financial Center	London EC2N 1DW
5 Dongsanhuan Zhonglu	United Kingdom
Chaoyang District, Beijing, 100020	+(44) 20 7532-1400
People’s Republic of China
Tel: +86-10-5828-6300
Fax: +86-10-6530-9070/9080

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, every two ADSs representing the right to receive three Class A ordinary shares of Wanda Sports Group Company Limited	300,000,000 American Depositary Shares	$0.05	$15,000,000	$1818.00

1                               For the purpose of this table only the term “unit” is defined as one American Depositary Share.

2                               Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt — introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt — top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt — upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt — Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt — Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt — Article 12; Reverse of Receipt — Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt — Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt — Articles 3, 6 and 9; Reverse of Receipt — Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt — Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt — Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt — Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt — Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt — Articles 6 and 10; Reverse of Receipt — Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt — Article 9

Item 2. AVAILABLE INFORMATION

Following the effectiveness of the registration statement on Form F-1 (File No. 333-232004) and the registration statement on Form 8-A covering the American Depositary Shares representing Class A ordinary shares of Wanda Sports Group Company Limited (the “Company”), the Company will be subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with, and will furnish certain reports to, the Commission.  These reports may be retrieved from the Commission’s website (www.sec.gov) and may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)

Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADR, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 12, 2019.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A ordinary shares of Wanda Sports Group Company Limited, no par.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Wanda Sports Group Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on July 12, 2019.

Wanda Sports Group Company Limited

By:	/s/ Hengming Yang
	Name:	Hengming Yang
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Hengming Yang and Mr. Honghui Liao, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this registration statement has been signed by the following persons on July 12, 2019, in the capacities indicated.

Signature	Title

/s/ Lin Zhang
Name: Lin Zhang	Chairman of the Board of Directors

/s/Hengming Yang
Name: Hengming Yang	President, Chief Executive Officer (Principal executive officer)

/s/Honghui Liao
Name: Honghui Liao	Chief Financial Officer (Principal financial and accounting officer)

/s/ Philippe Blatter
Name: Philippe Blatter	Vice Chairman of the Board of Directors; President and Chief Executive Officer of Infront

/s/Andrew Messick
Name: Andrew Messick	Director; President and Chief Executive Officer of WEH

/s/Dongwei Yang
Name: Dongwei Yang	Director; President and Chief Executive Officer of WSC

/s/Edwin Fung
Name: Edwin Fung	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Wanda Sports Group Company Limited, has signed this registration statement in Tampa, Florida, United States of America on July 12, 2019.

World Endurance Holdings, Inc.

By:	/s/Andrew Messick
	Name:	Andrew Messick
	Title:	President and Chief Executive of World Endurance Holdings Inc.

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary